54082

СЕВЕРО-ЗАПАДНЫЙ ТЕЛЕКОМ
191186, Санкт-Петербург, ул.Гороховая, д.14/26
тел.: +7 (812) 595 4556, факс: +7 (812) 710 6277
e-mail: office@nwtelecom.ru http: www.nwtelecom.ru

SEC MAIL RECEIVED PROCESSING
NOV 16 2005
WASH. D.C. 213 SECTION

N01-19/2342

November 10, 2005

05012628

SUPPL

BY HAND

Mail Stop 3-2
Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Petersburg Telephone Network

Re: Disclosure materials provided by OJSC ~~North-West Telecom~~ (File No. 82-5197) pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Ladies and Gentlemen:

OJSC North-West Telecom (the "**Company**"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Exchange Act (the "**Rule**"), submits herewith information pursuant to subparagraph (b)(1)(iii) of the Rule.

Annex A, attached hereto, contains a list of documents and communications described in (A), (B) and (C) of subparagraph (b)(1)(i) of the Rule that the Company has made public, distributed or filed between *October 01, 2005 and October 31, 2005.* Annex B, attached hereto, contains a complete set of English language translations, summaries or brief descriptions of these documents and communications.

This information is being furnished under paragraph (1) of the Rule, with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please contact the undersigned by calling collect at +7 (812) 719-92-31 with any questions or comments regarding this letter. Please acknowledge receipt of this letter and the enclosures by date stamping the enclosed duplicate of this letter and returning it to us in the enclosed, self-addressed envelope."

PROCESSED
NOV 18 2005
THOMSON FINANCIAL

Very truly yours,

Vladislav Y. Smyslov

Enclosures

Dlw 11/18

List of the Documents and Communications That the Company Has Made Public, Distributed or Filed since October 01, 2005, until October 31, 2005

(indexed to the list of required disclosures in Annex A)

Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
A. Securities Issuance Documents			
Registered securities prospectus ("**Prospectus**") (if the securities are placed through an open subscription or a closed subscription to more than 500 purchasers)	Must be published on the issuer's website or any other website accessible to the general public ("**Authorized Website**") within 3 days after registration of the Prospectus, and upon request the issuer must provide any interested party the address(es) of the website(s) where the information is published Must be made available to any interested persons at any time upon request	Company Law,[1] Article 92.1 Securities Law,[2] Articles 19.2 and 23 Regulation No. 03-32/ps,[3] Sections 1.6, 1.8, 1.9, 2.4.3 and 4.1	**Not applicable**
Registered decision on issuance of the issuer's securities	Must be made available to any interested persons at any time upon request	Regulation No. 03-32/ps, Sections 1.8 and 1.9	**Not applicable**

[1] Federal Law No. 208-FZ, dated December 26, 1995, "On Stock Companies."

[2] Federal Law No. 39-FZ, dated April 22, 1996, "On the Securities Market."

[3] Regulation "On Disclosure of Information by Issuers of Securities," approved by the Resolution of the Federal Commission on the Securities Market No. 03-32/ps, dated July 2, 2003.

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
3.	Registered amendments to the registered Prospectus and/or decision on issuance of the issuer's securities	Must be made available to any interested persons at any time upon request	Regulation No. 03-32/ps, Sections 1.8 and 1.9	**Not applicable**
4.	Registered report on the results of the issuance of the issuer's securities	Must be published on an Authorized Website within 3 days after registration of the report (if the securities issuance requires registration of a Prospectus) Must be made available to any interested persons at any time upon request	Company Law, Article 92.1 Regulation No. 03-32/ps, Sections 1.8, 1.9 and 2.6.2	**Not applicable**
5.	Notice concerning the termination of a securities issuance registration, and the procedure for withdrawing such securities from circulation and returning funds to subscribers	Must be sent to the owners and nominal holders of the issuer's securities not later than 2 months after receipt of the written notification regarding termination of registration of the securities issue Must be published in mass media available to the majority of the securities' owners, and in the Supplement to the Journal of the Federal Service for the Financial Markets of Russia (the "**FSFM Supplement**")	Regulation No. 36,[4] Sections 5.1 and 5.3	**Not applicable**

[4] Regulation "On the Procedure for Return to the Securities' Owners of Funds (Other Property) Received by the Issuer as Payment for the Securities the Issue of which has been Declared Invalid or Uncompleted," approved by the Resolution of the Federal Commission on the Securities Market, No. 36, dated September 8, 1998.

Document or Information	**When/Where Required to be Made Public or Distributed**	**Source(s) of Requirement**	**Disclosed Document or Information**
B. Reporting During a Securities Issuance that Requires Registration of a Prospectus			
Information regarding the adoption by the issuer of a decision to place (*reshenie o razmeshenii*) securities	Must be published in each of the following within the specified time after preparation of the minutes of the meeting of the issuer's governing body which adopted such decision: (i) websites of authorized information agencies[5] ("**Agency Websites**") within one day, (ii) an Authorized Website within 3 days and (iii) a periodical distributed in Russia with circulation of at least 10,000 copies (in the case of an open subscription) and at least 1000 in other cases, as well as in the FSFM Supplement, within 5 days Must be made available to any interested persons at any time upon request If the Company is also required to disclose information in the form of "key-events," such information should be disclosed as a "key-event" as set forth in item 21	Company Law, Article 92.1 Securities Law, Article 19.2 Regulation No. 03-32/ps, Sections 1.7, 1.8, 1.9, 2.1.1 and 2.2	**Not applicable**

[5] Under Article 1.4 of Regulation No. 03-32/ps, the information must be published in the on-line news bulletins maintained by each of the information agencies authorized by the Federal Service for the Financial Markets of Russia ("**FSFM**") to act as a conduit for the public disclosure of information to the securities markets. If the issuer's securities are traded on Russian stock exchanges, such publication must occur before 10 a.m., and prior to such publication the issuer must notify such stock exchanges of the information and the issuer's intent to disclose it.

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
7.	Information regarding approval of the decision on issuance (*reshenie o vipuske*) of the issuer's securities	Must be published in each of the following within the specified time after preparation of the minutes of the meeting of the issuer's governing body which adopted such decision: (i) websites of authorized information agencies ("**Agency Websites**") within one day, (ii) an Authorized Website within 3 days and (iii) a periodical distributed in Russia with circulation of at least 10,000 copies (in the case of an open subscription) and at least 1000 in other cases, as well as in the FSFM Supplement, within 5 days Must be made available to any interested persons at any time upon request If the Company is also required to disclose information in the form of "key-events," such information should be disclosed as a "key-event" as set forth in item 21	Company Law, Article 92.1 Securities Law, Article 19.2 Regulation No. 03-32/ps, Sections 1.7, 1.8, 1.9, 2.1.1 and 2.3	**Not applicable**
8.	Information regarding the registration of the issue of the issuer's securities and regarding the procedure for disclosure of the contents of the Prospectus	Must be published in each of the following within the specified time after preparation of the minutes of the meeting of the issuer's governing body which adopted such decision: (i) websites of authorized information agencies ("**Agency Websites**") within one day, (ii) an Authorized Website	Company Law, Article 92.1 Securities Law, Articles 19.2 and 23 Regulation No. 03-32/ps, Sections 1.7, 1.8, 1.9, 2.1.1 and 2.3	**Not applicable**

Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
	within 3 days and (iii) a periodical distributed in Russia with circulation of at least 10,000 copies (in the case of an open subscription) and at least 1000 in other cases, as well as in the FSFM Supplement, within 5 days Must be made available to any interested persons at any time upon request If the Company is also required to disclose information in the form of "key-events," such information should be disclosed as a "key-event" as set forth in item 21		
Date of commencement of the securities' placement, if such date was not disclosed as set forth in item 8	Must be published in each of the following: (i) Agency Websites within 5 days before the placement commencement date and (ii) an Authorized Website within 4 days before the placement commencement date Must be made available to any interested persons at any time upon request	Company Law, Article 92.1 Securities Law, Article 19.2 Regulation No. 03-32/ps, Sections 1.8, 1.9, 2.1.1, 2.5.1 and 2.5.2	**Not applicable**
Change of the date of commencement of the securities' placement	Must be published in each of the following: (i) Agency Websites within one day before the new placement commencement date, and (ii) an Authorized Website within one day	Company Law, Article 92.1 Securities Law, Article 19.2 Regulation No. 03-32/ps, Sections 1.8, 1.9, 2.1.1, 2.5.1 and	**Not applicable**

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
		before the new placement commencement date Must be made available to any interested persons at any time upon request	2.5.3	
11.	Securities' placement price (procedure for its determination), if such information was not disclosed as set forth in items 8 or 9	Must be published on Agency Websites and an Authorized Website before placement of securities Must be made available to any interested persons at any time upon request	Company Law, Article 92.1 Securities Law, Article 19.2 Regulation No. 03-32/ps, Sections 1.8, 1.9, 2.1.1, 2.5.1 and 2.5.4	**Not applicable**
12.	Information about suspension of placement of securities	Must be published in each of the following within the specified time (a) preparation of the minutes of the meeting of the issuer's governing body which adopted the decision on amending the decision on issuance and/or the Prospectus or (b) receipt by the issuer of a written request (order) from the competent regulatory authority to suspend the placement: (i) Agency Websites within one day, (ii) an Authorized Website within 3 days and (iii) a periodical distributed in Russia with circulation of at least 10,000 copies (in the case of an open subscription) and at least 1000 in other cases, as well as in the FSFM Supplement, within 5 days Must be made available to any	Company Law, Article 92.1 Securities Law, Article 19.2 Regulation No. 03-32/ps, Sections 1.7, 1.8, 1.9, 2.1.1, 2.5.1 and 2.5.5	**Not applicable**

Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
	interested persons at any time upon request		
Information about recommencement of placement of securities, which was suspended	Must be published in each of the following within the specified time after (a) registration of amendments to the decision on issuance and/or the Prospectus or (b) refusal to register amendments to the decision on issuance and/or the Prospectus by the authorities or (c) receipt by the issuer of the written notification (order) from the competent regulatory authority to terminate the suspension of the securities placement: (i) Agency Websites within 3 days, (ii) an Authorized Website within 3 days and (iii) a periodical distributed in Russia with circulation of at least 10,000 copies (in the case of an open subscription) and at least 1000 in other cases, as well as in the FSFM Supplement, within 5 days Must be made available to any interested persons at any time upon request	Company Law, Article 92.1 Securities Law, Article 19.2 Regulation No. 03-32/ps, Sections 1.7, 1.8, 1.9, 2.1.1, 2.5.1 and 2.5.6	**Not applicable**
Information about completion of placement of securities	Must be published in each of the following within the specified time before (a) expiration of the placement period set forth by the registered decision on issuance of the securities or (b) placement of the last security: (i)	Company Law, Article 92.1 Securities Law, Article 19.2 Regulation No. 03-32/ps, Sections 1.7, 1.8, 1.9, 2.1.1, 2.5.1 and 2.5.7	**Not applicable**

	Document or Information	**When/Where Required to be Made Public or Distributed**	**Source(s) of Requirement**	**Disclosed Document or Information**
		Agency Websites at least one day, (ii) an Authorized Website at least 3 days and (iii) a periodical distributed in Russia with circulation of at least 10,000 copies (in the case of an open subscription) and at least 1000 in other cases, as well as in the FSFM Supplement, at least 5 days Must be made available to any interested persons at any time upon request		
15.	Information about registration of the report on the results of issuance of the issuer's securities	Must be published in each of the following within the specified time after the event has occurred: (i) Agency Websites within one day, (ii) an Authorized Website within 3 days and (iii) a periodical available to the majority of the shareholders, as well as in the FSFM Supplement, within 5 days Must be made available to any interested persons at any time upon request	Company Law, Article 92.1 Securities Law, Article 19.2 Regulation No. 03-32/ps, Sections 1.8, 1.9, 2.1.1, 2.5.1 and 2.6	**Not applicable**
	C. *Periodic and Current Reporting*			
16.	Annual Report	Must be published annually in mass media available for general information	Civil Code, Article 97(1)	**Not applicable**

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
			Company Law, Article 92.1 Regulation No. 17/ps,[6] Section 3.2	
7.	Information regarding the issuer's ratio of net assets to charter capital	Must be published in mass media[7]	Company Law, Article 92.1 Regulation No. 9,[8] Section 1	**Not applicable**
8.	Audited annual financial statements prepared in accordance with Russian statutory accounting principles	Must be published not later than June 1 of each year in mass media available to all shareholders	Civil Code, Article 97.1; Law on Accounting,[9] Article 16 Order of Ministry of Finance No. 101, dated November 28, 1996	**Not applicable**
9.	Financial statements (including IFRS and/or US GAAP financial statements, if any, in Russian) that were prepared after filing a Prospectus but before the first quarterly report due after registration of the Prospectus	Must be published on an Authorized Website within 5 days after the deadline for filing such statements with the tax authorities Must be made available to any interested persons at any time upon request	Company Law, Article 92.1 Securities Law, Article 19.2 Regulation No. 03-32/ps, Sections 1.8, 1.9, 2.1.1, 2.5.1 and 2.5.8	**Unaudited Consolidated Financial Statements of OJSC NWT for the 6 month that expired on 30th June 2005** **Russian Accounting Statements for the 3st Q 2005**
0.	Quarterly report of the issuer (if the	Must be published on an Authorized	Company Law, Article 92.1	**Not applicable**

[6] Regulation "On Additional Requirements for the Preparation, Convocation and Holding of a Shareholders' Meeting," approved by the Resolution of the Federal Commission on the Securities Market No. 17/ps, dated May 31, 2002.

[7] Amendments to the Company Law of August 2001 deleted the words "annually" and "available to all shareholders". Previous version of Article 92.1 of the Company Law required that the information be published *annually* in the mass media *available to all shareholders*.

[8] Regulation "On Additional Information that an Open Stock Company must Publish in the Mass Media," approved by the Resolution of the Federal Commission for Securities and Capital Market under the Government of the Russian Federation, No. 9, dated May 8, 1996.

[9] Federal Law No. 129-FZ, dated November 21, 1996, "On Accounting."

	Document or Information	**When/Where Required to be Made Public or Distributed**	**Source(s) of Requirement**	**Disclosed Document or Information**
	issuer has a registered Prospectus)	Website not later than 45 days after the end of the quarter Must be made available to any interested persons at any time upon request	Securities Law, Article 30 Regulation No. 03-32/ps, Sections 1.8, 1.9 and 5.7	
21.	Information on material events affecting the Company's business ("**key-events**") (if the issuer has a registered Prospectus)	Must be published in each of the following within the specified time after the event has occurred: (i) Agency Websites within one day, (ii) an Authorized Website within 3 days and (iii) a periodical available to the majority of the issuer's shareholders, as well as in the FSFM Supplement, within 5 days Must be made available to any interested persons at any time upon request	Company Law, Article 92.1 Securities Law, Article 30 Regulation No. 03-32/ps, Sections 1.8, 1.9 and 6.3 **Section 6.2 of Regulation No. 03-32/ps identifies the key-events**	**Key-event of October 5, 2005 (two), of October 12, 2005**
22.	Information that may have significant impact on the value of the issuer's securities (if the issuer has a registered Prospectus)	Must be published after the relevant event has occurred in each of the following: (i) Agency Websites within one day and (ii) an Authorized Website within 3 days Must be made available to any interested persons at any time upon request	Company Law, Article 92.1; Regulation No. 03-32/ps, Sections 1.8, 1.9, 1.14 and 1.15 **Section 1.14 of Regulation No. 03-32/ps sets forth a non-exhaustive list of kinds of information that may have significant impact on the value of the Company's securities**	**Notifications of October 10, 2005, October 28, 2005**
23.	Information that may have significant impact on the value of the issuer's securities that are publicly issued	Must be published on Agency Websites before disclosure of such information by other means	Company Law, Article 92.1 Regulation No. 03-32/ps,	**See item 22**

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
	and/or circulated	Must be made available to any interested persons at any time upon request	Sections 1.8, 1.9 and 1.13	
	D. Corporate Organization			
.	Information about the issuer included in the unified state register of legal entities, save for information that cannot be disclosed pursuant to the Law on Registration of Legal Entities	Must be made available by the state registration authority to any interested person at any time upon request	Law on Registration of Legal Entities,[10] Articles 5, 6 and 7	**Not applicable**
.	Charter, including all changes, amendments and new versions thereof	Must be filed with and registered by the state registration authorities, who must make them available to any interested person at any time upon request Charter must be posted on the issuer's own website, if the issuer has a registered Prospectus Charter amendments must be posted on the issuer's own website, within 3 days after the issuer publishes information about the decision of a General Meeting of Shareholders ("**GMS**") approving the amendments on an Authorized Website	Company Law, Articles 13 and 14 Law on Registration of Legal Entities, Articles 5, 6 and 7 Regulation No. 03-32/ps, Section 1.16	**Not applicable**
.	Records that must be retained by the issuer (*see* Exhibit 1 to Annex A)	Must be made available to shareholders at any time within 7 days after request	Company Law, Articles 89 and 91	**Not applicable**

[10] Federal Law No. 129-FZ, dated August 8, 2001, "On State Registration of Legal Entities."

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
27.	Internal regulations of the issuer's governing bodies	Must be published on an Authorized Website, if the issuer has a registered Prospectus	Regulation No. 03-32/ps, Section 1.16	**Not applicable**
	E. Company's Registrar; Shareholders Register Information			
28.	Information regarding the registrar maintaining the issuer's shareholders register (the "**Registrar**")	Must be published in mass media[11]	Company Law, Article 92.1 Regulation No. 9, Section 1	**Consistent with customary Russian practice this information is disclosed by the Company in its Quarterly Reports of the Issuer (Section 8.6)**
29.	Notice concerning termination of the issuer's agreement with the Registrar for maintenance of the issuer's shareholders register, and commencement of the procedure to change the Registrar	Must be published in mass media with a circulation of at least 50,000 copies, and/or must be given in writing to registered shareholders, not later than 25 days prior to termination of the agreement	Company Law, Article 92.1 Regulation No. 21,[12] Sections 9 and 10	**Not applicable**
30.	Information on change of the Registrar	Must be published in mass media or given in writing to all owners of the issuer's securities	Securities Law, Article 8	**Not applicable**

[11] *See* footnote to item 17.

[12] Regulation "On the Procedure for Transfer of Information and Documents that Constitute the Register of Owners of Registered Securities," approved by Resolution of the Federal Commission on the Securities Market, No. 21, dated June 24, 1997.

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
	F. Company's Shareholders and Affiliates			
1.	Number of the issuer's shareholders	Must be published in mass media[13]	Company Law, Article 92.1 Regulation No. 9, Section 1	**Consistent with customary Russian practice this information is disclosed by the Company in its Quarterly Reports of the Issuer (Section 6.1)**
2.	Information on the acquisition of all of the issuer's shares by one person	Must be published[14]	Civil Code, Article 98.6	**Not applicable**
3.	Lists of the issuer's affiliated persons	Must be filed quarterly with the FSFM department responsible for registration of the issuer's securities' issuances within 45 days after the end of the quarter, for disclosure on the FSFM website Must be published by the issuer on its own website, if its securities are listed on a Russian stock exchange	Company Law, Articles 92.1 and 93.4 Regulation No. 03-19/ps,[15] Sections 3 and 5	**Amendments to List of Affiliated Persons for the 4nd Q 2005**

[13] *See* footnote to item 17.

[14] The Civil Code does not contain any guidance on when or where this information must be published

[15] Regulation "On Disclosure of Information on Affiliated Persons of an Open Stock Company," approved by the Resolution of the Federal Commission on the Securities Market No. 03-19/ps, dated April 1, 2003.

	Document or Information	**When/Where Required to be Made Public or Distributed**	**Source(s) of Requirement**	**Disclosed Document or Information**
34.	Notice concerning the (i) acquisition by the Company of twenty percent (20%) or more of any class of securities of any issuer; or (ii) increase or decrease in the Company's holding of such securities by an increment of five percent (5%) to a level that is greater than twenty percent (20%)	Must be filed with the FSFM (or an agency designated by the FSFM) within 5 days after each such acquisition or qualifying increase or decrease Information regarding acquisition by the Company of more than 20% of voting shares of another stock company (other than in connection with the formation of a stock company) and any increase of such holdings to an amount divisible by five percent (5%) must be published in the FSFM Supplement within a month after the transaction	Securities Law, Article 30 Company Law, Articles 6(4) and 92.1 Regulation No. 10,[16] Section 1	**Consistent with customary Russian practice this information is disclosed by the Company in the form of key-events or information that may have significant impact on the value of the issuer's securities**
	G. General Meetings of Shareholders			
35.	List of persons entitled to participate in the GMS	Must be provided upon request to persons included in such list and holding at least one percent (1%) of the shares entitled to vote in the GMS	Company Law, Article 51.4	**Not applicable**
36.	Extract from the list of persons entitled to participate in the GMS containing information about a particular person, or a confirmation that such person is not included in the list	Must be provided to any interested person within 3 days after request	Company Law, Article 51.4	**Not applicable**
37.	Notice of an upcoming GMS	Must be sent not later than 20 days (or	Company Law, Article 52 (sections 1,	**Not applicable**

[16] Regulation "On the Procedure for Publication of Information on Acquisition by a Stock Company of more than 20% of Voting Shares of another Stock Company," approved by the Resolution of the Federal Commission for Securities and Capital Market under the Government of the Russian Federation, No. 10, dated May 14, 1996.

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
		in certain cases provided by the Company Law not later than 30 or 50 days) prior to the date of the meeting to each person included in the list of persons entitled to participate in the GMS, or, if provided by the Charter, published in mass media available to all shareholders and as specified in the issuer's charter	2 and 4)	
8.	Information in connection with preparation for an upcoming GMS	Must be made available to the shareholders at least 20 days (or 30 days if the agenda contemplates a vote on the issuer's reorganization) prior to the GMS	Company Law, Article 52.3 Regulation No. 17/ps, Sections 3.2, 3.3, 3.4 and 3.5 Charter, Article 12.13 specifies the kinds of information that must be made available to the shareholders prior to the GMS	**Not applicable**
9.	Voting ballots for an upcoming GMS	Must be sent not later than 20 days prior to the date of the GMS to each person indicated in the list of persons entitled to participate in the GMS; if the issuer has more than 500,000 shareholders, the issuer's Charter may provide that the forms of the voting ballots should be published in mass media available to all shareholders that is specified in the Charter	Company Law, Article 60	**Not applicable**
0.	Decisions adopted at the GMS and voting results	Must be announced at the GMS or a report on voting results must be communicated not later than 10 days	Company Law, Article 62(4)	**Not applicable**

	Document or Information	**When/Where Required to be Made Public or Distributed**	**Source(s) of Requirement**	**Disclosed Document or Information**
		after compilation of such report to persons entitled to participate in the GMS		
	H. Other Corporate Actions and Events			
41.	Information regarding the adoption of a decision to decrease the issuer's charter capital and the new amount of the decreased charter capital	Must be published in a periodical for the publication of information on the state registration of legal entities not later than 30 days after adoption of the decision	Company Law, Article 30.1	**Not applicable**
42.	Information regarding the adoption of a decision on the issuer's reorganization	Must be published in a periodical for the publication of information on the state registration of legal entities not later than 30 days after adoption of the decision by the issuer (or, in case of merger or consolidation, by the last entity participating in such merger or consolidation)	Company Law, Article 15.6	**Not applicable**
43.	Information regarding the issuer's liquidation and the procedure and period for the filing of claims by the issuer's creditors	Must be published by the issuer's liquidation commission in a periodical for the publication of information on the state registration of legal entities	Civil Code, Article 63.1 Company Law, Article 21.1	**Not applicable**
	I. Repurchase and Redemption of the Company's Shares; Shareholders' Pre-Emptive Rights			
44.	Notice of repurchase by the issuer of its shares	Must notify shareholders who own such shares of the adoption of a decision to repurchase them, at least 30 days prior to the beginning of the repurchase period	Company Law, Article 72(5)	**Not applicable**

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
5.	Notice to shareholders of their right to require the issuer to redeem their shares	Must include information concerning redemption rights in the notice of an upcoming GMS if a vote at the GMS may give rise to them	Company Law, Article 76 (Sections 1 and 2)	**Not applicable**
6.	Notice concerning the exercise of preemptive rights in connection with a new issuance of shares (or securities convertible into shares) to be placed by subscription	Must be sent to persons having preemptive rights, after the new issuance of shares (or securities convertible into shares) has been registered but prior to commencement of the placement	Company Law, Article 41.1 Regulation No. 03-30/ps,[17] Section 6.4.9	**Not applicable**
7.	Results of the exercise of preemptive rights in connection with a new issuance of shares (or securities convertible into shares) to be placed by subscription	Must be disclosed in accordance with the procedure set forth by the registered decision on issuance of the securities	Regulation No. 03-30/ps, Sections 6.2.30 and 6.4.9	**Not applicable**
	J. Stock Exchange Requirements			
.	Information that is required to be submitted to RTS Stock Exchange ("**RTS**") to maintain the Company's securities listing	RTS must disclose information received from the issuer to third parties by posting information on the RTS website and provide information to interested persons upon requestк Other Stock Exchanges (MICEX, St. Petersburg Stock Exchange) may publicly disclose information submitted	RTS Listing Regulation,[18] Sections 11.2, 14.2, 14.3 and Exhibit 2 **Section 1.1 of Exhibit 2 lists information that must be submitted to RTS to maintain the Company's securities listing**	**Quarterly Report of the OJSC NWT on Observance of the Corparate Conduct Standards for the 3st quarter of 2005**

[17] "Standards of Emission of Securities and Registration of Prospectuses of Securities," approved by the Resolution of the Federal Commission on the Securities Market No. 03-30/ps, dated June 18, 2003.

[18] Approved by RTS BOD Resolution No. 04-5-RDP-2402, dated February 24, 2004.

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
		to them by issuers at their own initiative		
	K. Other Information			
49.	Information that the issuer has the practice of publicly disclosing	On its website, via press release or otherwise in accordance with its Regulation on Information Policy, dated 29 October 2004	Regulation on Information Policy, dated 29 October 2004 (as posted on the issuer's website)	**Press-Releases material to an investment decision, dated October 03, 2005, October 06, 2005, October 10, 2005, October 12, 2005, October 28, 2005, October 31, 2005**

Last modifed: 2005-10-11 10:56

3 October 2005 year. list :: 10.2005

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PRESS-RELEASE/The RID-Expert RA national corporate governance rating of OJSC North-West Telecom has been confirmed on level A.

As the result of monitoring current corporate events at OJSC North-West Telecom, the RID-Expert RA national corporate governance rating of the Company was confirmed on level A.

The Level A rating was assigned to OJSC NWT by RID-Expert RA consortium in January 2005. In accordance with the National corporate governance rating methodology, Level A is assigned to the companies if their corporate governance practice level is rated as rather high. Such a high level has been assigned to date to only 5 of the 151 companies participating in the RID-Expert RA National Corporate Governance Rating.

In particular, rating A means that the corporate governance practice of the company meets the requirements of Russian legislation; the company complies to a significant extent with the basic recommendations of the Corporate Conduct Code of the Federal Commission for the Securities Market; risks relating to the infringement of the shareholders' rights by the insufficiently efficient operation of the management bodies as well as by the information non-transparency of activity are insignificant.

In the experts' opinion, "compliance with the corporate governance principles is an integral component of the business activity and ethics of OJSC North-West Telecom and the increased obligations of the Company to the shareholders and investors are reflected in the effective corporate governance code of OJSC North-West Telecom".

For the current results of the National Corporate Governance Rating, visit the web-site of the agency: http://www.raexpert.ru/ratings/corporate/

Все права на публикацию и использование данного текста принадлежат владельцу сайта http://www.nwtelecom.ru.

Last modifed: 2005-10-11 10:55

6 October 2005 year. list :: 10.2005

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PRESS-RELEASE/The 8th coupon income has been paid on the 2nd bonds issue of OJSC North-West Telecom

On October 5, 2005 joint-stock commercial bank Svyaz Bank performing the functions of the Payment Agent for the North-West Telecom bonds, series 02, paid in full the 8th coupon income on the 2nd bonds issue of OJSC North-West Telecom. The list of persons entitled to the coupon income on the bonds was prepared as of September 28, 2005. The 8th coupon rate was 13.2% per annum and the amount of RUR 32.91 was due on each bond. The total amount allocated for paying the 8th coupon was RUR 49.365 million. So far, the total amount of interest paid on coupons of the NWT bonds, issue 2, is RUR 409.86 million. The obligations on the bonds of issue 2 were fulfilled completely.

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Last modifed: 2005-10-11 10:57

10 October 2005 year. list :: 10.2005

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Revision

PRESS-RELEASE/The corporate governance score of OJSC North-West Telecom has been raised to CGS-5.4.

The Standard & Poor's Corporate Governance Rating Service raised the corporate governance score (CGS) of OJSC North-West Telecom from 5.0 to 5.4, Russian scale. Simultaneously, the agency confirmed the Company's rating of CGS-5, international scale.

According to Standard & Poor's, "the increase in the CGS of OJSC NWT reflects an improvement in the time and quality of the company reporting in the IAS format, active operation of the Board of Directors and its four committees, two of which are independent, as well as favorable changes in the governmental regulation of the industry".

In the opinion of Standard & Poor's experts, the score was increased based on the following favorable factors of the NWT corporate governance practice:

Important role of independent directors in the Board of Directors. These directors make up the Audit Committee and account for a majority in the Appointments and Remunerations Committee. The experts note positive changes in the working procedures of the Board of Directors and the transformation of the Board of Directors committees into real decision-making bodies.

Better reporting in the IAS format. The 2004 reports were published in late June, not in mid-August or September as in the past years. Furthermore, NWT brought the accounting of pension liabilities in full compliance with the IAS. As the result, the company obtained for the first time the auditor's report without a qualification on this point. The remaining defects relating to fixed assets accounting in the past periods are to be corrected in the IAS reports as early as this year.

Lower risks relating to adverse regulation aspects. The Government abolished with effect from 2005 the obligation of fixed-communications operators to provide services for the underprivileged categories of subscribers at reduced prices. Other regulation initiatives, including the recently started "versatile service" program and the expected liberalization of the long-distance communications market create opportunities for a more transparent social policy and a greater competition in the telecommunications industry.

The procedures for preparing and holding shareholders' meetings on the whole meet the procedures of leading international companies with a high corporate governance level.

NWT is transparent and ready for a dialogue with investors in accordance with its charter documents and bylaws. This approach is stated in the Corporate Governance Code (approved by the Board of Directors on September 22, 2004) and in the Capitalization Increase Concept (approved by the Board of Directors on August 18, 2005). NWT provides a special distribution of the company news and organizes special meetings with analysts.

Thus, in the opinion of the Standard & Poor's experts, the level of the NWT corporate governance practice is one of the highest among all Russian fixed-communications operators: no Russian interregional communications company has been assigned a higher CGS to date. The official rating published by the agency confirmed the recently published results of a study according to which NWT occupied the 7th place by information transparency among all Russian public companies.

For a full report on the rating, visit the Standard & Poor's web-site: http://www.standardandpoors.ru/page.php?path=issuerr&id=54 or the NWT web-site: http://www.nwtelecom.ru/pubsas/test--3BA3FDA33A89414ABD25153B54C9D26E/index.html

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2002© NORTH-WEST TelecoM Web-m@ster RSS

Last modifed: 2005-10-13 17:41

12 October 2005 year. list :: 10.2005

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PRESS-RELEASE/North-West Telecom has completed fulfillment of the offer for the second issue of bonds

The period for fulfilling the offer for the second issue of OJSC North-West Telecom bonds at the price of 100% of the par value expired on October 12, 2005.

The bondholders could present the bonds for redemption from September 22 till October 5, 2005 inclusive. The period for fulfilling the offer was October 5 till October 12, 2005 inclusive, depending on the date the bonds were presented for redemption.

4 investors who used the entitlement to the offer presented for redemption 61,000 bonds, which accounted for about 4% of the total volume of issue. The value of bonds presented by their holders for redemption amounted to 61,052,930 rubles, including the accrued coupon income. All obligations provided by the OJSC NWT offer were fulfilled on time and completely.

The agent for the offer was CJSC "Russian Industrial Bank" and the offer support organizer was OJSC "KIT Finance Investment Bank".

The coupon rate for the coupon periods remaining till the redemption (9 to 16 inclusive) is 7.5% per annum.

"The insignificant volume of bonds presented for redemption and the complete fulfillment of the offer by OJSC "North-West Telecom" are another confirmation of the company's reputation as a reliable borrower and must further increase the investors' confidence in the company", said Venera Khusnutdinova, Chief Financial officer.

The OJSC NWT bonds, second issue are interest-bearing documentary bearer bonds with mandatory central storage, series 02. State registration No. 4-02-00119-A. The issue was placed at the Moscow Interbank Currency Exchange on October 8, 2003 and included 1.5 million four-year securities with the par value of 1 thousand rubles.

The first coupon rate of 14.2% per annum was determined by auction, the profit rate of bonds for the two-year offer was equal to 14.46% per annum.

16 quarterly bond coupons are payable.

Rates of coupons 1-4: 14.2% per annum (determined in the course of the auction held at the time of placement).

Rates of coupons 5-8: 13.2% per annum (determined in the course of the auction held at the time of placement).

Rates of coupons 9-16: 7.5% (set by the Board of Directors).

The bonds will be redeemed in three stages: on the 1092nd и 1274th day after the beginning of placement the Company will pay 30% of the par value to the bondholders and the remaining 40% of the par value will be paid to the holders on the 1456th day.

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Last modifed: 2005-11-01 12:32

28 October 2005 year. list :: 10.2005

PRESS-RELEASE/North-West Telecom has summarized its performance for 9 months of 2005 according to the Russian Accounting Standards

North-West Telecom has summarized its performance for 9 months of 2005 according to the Russian Accounting Standards (RAS). Based on the results of its financial and operating activity, the sales proceeds amounted to RUR 14 792 199 thousand, including RUR 14 337 443 thousand from communications services. As compared with the same period of the past year, the total sales proceeds rise by 16.4% and those from communications services by 16.6 %.

The income growth was mostly due to the rise in local communications tariffs and greater incomes from non-regulated services (Internet and other new communications services). The incomes from non-regulated communications services for 9 months of 2005 grew by 13.4% as against the same period of the past year.

The prime cost of the sold services was equal to RUR 11 268 967 thousand, including RUR 11 070 420 thousand from communications services.

The EBITDA for 9 months of 2005 amounted to RUR 4 300 235 thousand, 41.4% up as against the same period of 2004. The EBITDA margin was 29.1%.

As against the same period of the past year, the net profit of JSC North-West Telecom rise by 41.8 % to RUR 1 614 623 thousand.

The proceeds of OJSC NWT, not inclusive of the financial performance of the branches Lensvyaz and Svyaz of the Republic of Komi, for 9 months of 2005 grew by 44% as against 9 months of 2004.

The Balance Sheet and the Profits and Losses Report of OJSC North-West Telecom for 9 months of 2005 are available in the section "Economics and Finance" of the OJSC NWT corporate web-site.

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Balance sheets

- 2005 - 9 months

Balance sheet (Form N 1)

Profit and loss report (Form N2)

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Last modifed: 2005-11-01 13:18

31 October 2005 year. list :: 10.2005

PRESS-RELEASE/North-West Telecom has summarized its performance for the 1st half of 2005 according to the IAS

North-West Telecom has summarized its performance for the 1st half of 2005 according to the International Accounting Standards (IAS). The interim consolidated financial statements are not audited and are presented in the volume of the balance sheet, profits and losses account and notes. These statements do not contain all of the disclosures required in accordance with the IAS, but their volume is sufficient to get an idea of the financial position and performance of the Company for 6 months of 2005.

It is for the first time that JSC North-West Telecom publishes its statements for 6 months according to the IAS. It has never produced such statements before.

These non-audited consolidated financial statements do not contain information on the comparable data provided in the financial statements for 6 months of 2004. For comparison purposes, JSC NWT provides financial data for the whole of 2004.

In accordance with the IAS, the incomes from the core business for the 1st half of 2005 exceeded RUR 9 912.9 million. (RUR 15 407,4 million for the year 2004).

The EBITDA for the 1st half of 2005 amounted to RUR 2 911 million (RUR 3 659 million for the year 2004). As the growth of revenue outpaced the expenses, the EBITDA profit rate reached 29.4% (total for year 2004 - 23,7%)

The net profit in accordance with the IAS for the 1st half of 2005 was equal to RUR 1 026 million.

According to the Chief financial officer, Venera Khusnutdinova, "the provision of interim statements for the half of the year according to the IAS is another step towards corporate transparency, provision of full information on the activity of the company to other shareholders and the investment community. OJSC NWT is committed to follow this practice in the effort to comply with international corporate governance standards".

The full text of the non-audited consolidated financial statements of OJSC North-West Telecom for 6 months of 2005 according to the IAS is provided in the section "Economic and finance" of the corporate web-site www.nwtelecom.ru.

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Attn.: Chairman
of the Partnership's Quoting Committee
Konstantin Borisovich Chernyshov

Quarterly Report
of the Closed Joint-Stock Company North-West Telecom
on Observance of the Corporate Conduct Standards (for Including and Maintaining Shares in the Partnership's Quoting Lists A) for the 3rd quarter of 2005

No.	List of Corporate Conduct Standards	Observed (fully, partially, not observed)	Note
	General Requirements for Issuers		
1.	The Issuer must form a board of directors	Fully observed	Articles of Association of OJSC NWT (version 03 - 05) (approved by the annual general meeting of the shareholders of 27th June 2005, Minutes of the Meeting No. 01-05), article 13
2.	The issuer's board of directors shall have at least 3 members of the board of directors meeting the following requirements: • not to be officials or employees of the issuer (manager) at the moment of election and for 1 year preceding the election; • not to be officials of any other company, in which any of such company's officials is a member of the personnel and remunerations committee of the board of directors; • not to be spouses, parents, children, brothers or sisters of the issuer's (manager's) officials (an official of the issuer's managing organization); • not to be affiliated parties of the issuer, except for a member of the board of directors of the issuer; • not to be parties to any liabilities with the issuer, under which they may acquire property (receive moneys), the value of which is 10 or more percent of the total annual income of the said parties, apart from the compensation for participation in the activity of the company's board of directors; • not to be representatives of the state, i.e. persons who are representatives of the Russian Federation or entities of the Russian Federation in the board of directors of the joint-stock companies, in respect of which a decision has been taken to exercise the special right ("golden share") or persons elected to the board of directors from among the candidates proposed by the Russian Federation, or an entity of the Russian Federation, or a municipal entity, if such members of the board of directors must vote on the basis of written directions (instructions, etc.) of the entity of the Russian Federation or of the municipal entity respectively	Fully observed	Corporate Governance Code of Open Joint-Stock Company North-West Telecom (version 01-04) (approved by the decision of the Board of Directors. Minutes of the Meeting of 22nd September 2004. №33-04). Clause e), Article "Board of Directors". **Independent directors:** **1. Dmitry Georgiyevich Yefimov** **2. Alexandr Vyacheslavovich Ikonnikov** **Alexandr Nikolayevich Kiselyov** **4. Ivan Ivanovich Rodionov** **5. Alexandr Alexandrovich Gogol** **6.Nikolay Moiseyevich Popov** **7. Dmitry Vladimirovich Levkovsky**

3.	1) A Committee shall be formed in the issuer's board of directors, the exclusive functions of which shall be the assessment of candidates to the position of joint-stock company's auditors, assessment of auditor's report, assessment of the efficiency of issuer's internal control procedures and preparation of proposals on their improvement (audit committee). The Committee shall be headed by a director meeting the requirements of clause 2 of this Appendix.	Fully observed	**The Audit Committee has been formed by the decision of the Board of Directors dated 22.07.05 (minutes of the meeting No. 19-01/19(05)).** Provisions on the Audit Committee of the Board of Directors of the Open Joint-Stock Company North-West Telecom (version 01-04) (approved by the Decision of the Board of Directors, Minutes of the Meeting dated 23 August 2004 № 29-04). Article 2. "Purpose of Creating and Terms of Reference of the Committee".
	2) The Audit Committee shall consist only of the members of the board of directors meeting the requirements of clause 2 of this Appendix, and if this is impossible for objective reasons, it shall consist only of the members of the board of directors meeting the requirements of clause 2 of this Appendix and members of the board of directors who are not the one-person executive body and/or the members of the collective executive body of the issuer.	Fully observed	**Members of the Audit Committee:** **1. I.I. Rodionov – Chairman** **2. D.V.Levkovsky - independent** **3. D.G. Yefimov – independent**
	3) The assessment of the report of the issuer's auditor, prepared by the audit committee, shall be provided as materials for the annual general meeting of the issuer's participants.	Fully observed	Provisions on the Audit Committee of the Board of Directors of OJSC NWT (version 01-04). Article 2. "Purpose of Creating and Terms of Reference of the Committee" – clause 2, subclause 2.2.2. i).
4.	A committee for personnel and remunerations shall be formed in the issuer's board of directors, the exclusive functions of which shall be: working out the principles and criteria for determining the remuneration for members of the Board of Directors, members of the collective executive body and the person acting as the one-person executive body of the issuer, including the managing organization or a manager; working out proposals on determining the essential terms of contracts with members of the board of directors, members of the collective executive body and the person acting as the one-person executive body of the issuer; determining the criteria of selecting candidates to the positions of the members of the board of directors, members of the collective executive body and to the position of the one-person executive body of the issuer, as well as preliminary assessment of the said candidates; regular assessment of the activities of the person acting as the one-person executive body (managing organization or manager) and members of the collective executive body of the issuer and preparation of proposals for the board of directors as to their possible re-appointment.	Fully observed	**The Appointments and Remunerations Committee was formed by the decision of the Board of Directors dated 22.07.05 (minutes of the meeting No. 19-01/19(05)).** Provisions on the Appointments and Remunerations Committee of the Board of Directors of OJSC NWT (version 01-04) (approved by the Decision of the Board of Directors, Minutes of the Meeting dated 23 August 2004 No.29-04). Article 2. "Purpose of Creating and Terms of Reference of the Committee".
	2) The personnel and remunerations committee shall consist only of the members of the board of directors meeting the requirements of clause 2 of this Appendix, and if this is impossible for objective reasons, it shall consist only of the members of the board of directors meeting the requirements of clause 2 of this Appendix and members of the board of directors who are not the one-person executive body and/or the members of the collective executive body of the issuer.	Fully observed	In compliance with the Amendments and Additions to clause 3.2 of Article 3 "Members of the Committee" of the Provisions on the Appointments and Remunerations Committee, introduced by the decision of the Board of Directors dated 10.06.05

			(minutes of the meeting No. 15-05), **at the Meeting of the Board of Directors on 22.07.05 (minutes of the meeting No. 19-01/19(05)), the Committee was formed of the following members:** **1. A.V. Ikonnikov – independent** **2. A.A. Gogol – independent** **3. I.I. Rodionov – independent;**
5.	**The Issuer shall form a collective executive body.**	Fully observed	Articles of Association of OJSC NWT (version 03 - 05) (approved by the annual general meeting of the shareholders of 27th June 2005, Minutes of the Meeting No. 01-05), article 14
6.	Issuer's bylaws shall set forth the duties of the members of the board of directors, members of the collective executive management body, the party acting as the one-person executive body, including the managing organization and its officials and shall disclose information on the facts of holding issuer's securities, as well as on sale and/or purchase of issuer's securities.	Fully observed	Provisions on Information Policy (approved by the decision of the Board of Directors. Minutes of the Meeting No. 38-04 of 29.10.04), Clause 5.
7.	The issuer's board of directors shall approve the document setting forth the rules and approaches towards disclosing information on the issuer.	Fully observed	Provisions on Information Policy (approved by the decision of the Board of Directors. Minutes of the Meeting No. 38-04 of 29.10.04), Clause 7.
8.	The issuer's board of directors shall approve a document on the use of information on issuer's activities, on company's securities and transactions with them, which is not publicly available and the disclosure of which may materially influence the market value of issuer's securities.	Fully observed	Provisions on Information Policy (approved by the decision of the Board of Directors. Minutes of the Meeting No. 38-04 of 29.10.04), Clause 9.
9.	The issuer's board of directors shall approve a document setting forth the procedures of internal control of issuer's financial and economic activities, the observance of which is supervised by a separate division of the issuer, which shall provide information on any revealed breaches to the audit committee.	Fully observed	Comprehensive Check Regulations of OJSC NWT (approved by the decision of the Management Board, Minutes of the Meeting of 29.12.03 No. 299-03(34)) The document has been brought to the notice of the Board of Directors. Provisions on the Internal Audit Department, approved by the General Manager of OJSC NWT on 31.01.2003. Provisions on the Internal Control Procedures (System) of OJSC NWT have been approved by the Board of Directors (Minutes of the Meeting No. 16-05 dated 24.06.05); Provisions on the Internal Audit Department of OJSC NWT have been approved by the Board of Directors (Minutes of the Meeting No. 16-05 dated 24.06.05); The procedure of interaction between the internal audit service and an external auditor has been approved by the Management Board of OJSC NWT. Minutes of 21.02.05 No. 4-05(342).
10.	There shall be a provision in the issuer's articles of association that a notification of holding a general meeting of the shareholders shall be provided at least 30 days before	Fully observed	Articles of Association of OJSC NWT (version 03 - 05) approved by the annual general

	it is held, unless a longer period is provided for by the law.		meeting of the shareholders of 27th June 2005, Minutes of the Meeting No. 01-05), article 12 "General Meeting of the Shareholders", clause 12.12.
11.	In the issuer's articles of association there shall be no exemption of an acquirer from the obligation of suggesting the shareholders that they sell their common shares of the company (issued securities convertible into common shares) in case of acquisition of 30 or more per cent of the common shares of the joint-stock company.	Fully observed	Articles of Association of OJSC NWT (version 03 - 05) (approved by the annual general meeting of the shareholders of 27th June 2005, Minutes of the Meeting No. 01-05), article 7 "Rights and Obligations of the Shareholders Holding Common Shares of the Company", clause 7.12.

General Manager V.A. Akulich

AMENDMENTS TO THE LIST OF AFFILIATED PARTIES

OF THE OPEN JOINT-STOCK COMPANY NORTH-WEST TELECOM

(full official name of the joint stock company)

Issuer's code 0 0 1 1 9 – A

from 0 1 1 0 2 0 0 5 **till** 3 1 1 2 2 0 0 5

Place of issuer's business: 14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186, Russia

(location (address of the joint-stock company's standing executive body (other party entitled to act on behalf of the joint-stock company without a power of attorney)))

The information contained in this document may be disclosed in compliance with the legislation of the Russian Federation on securities.

Web-page address: www.nwtelecom.ru

(address of the Internet page used by the Issuer to disclose information)

Issuer's codes	
TIN	7808020593
BSRN	1027809169849

II. Amendments to the list of affiliated parties within the period

since | 0 | 1 | | 0 | 9 | | 2 | 0 | 0 | 5 | **till** | 3 | 1 | | 1 | 2 | | 2 | 0 | 0 | 5 |

No.	Contents of the amendment	Effective date of the amendment	Date of the amendment to the list of affiliated parties
1	**Termination of business of an affiliated party in the result of re-organization in the form of affiliation with the other affiliated party**	**03.10.2005**	**05.10.2005**

Data on the affiliated party prior to the amendment:

Full official name (name for non-profit organization) or full name of the affiliated party	Location for the legal entity or place of residence for the natural person (may only be provided by the consent of the natural person)	Ground (grounds) in virtue of which the party shall be considered as affiliated	Date on which the ground takes effect:	Affiliated party's share of participation in the authorized capital of the joint-stock company, %	Percentage of joint-stock company's common stock held by the affiliated party, %
2	3	4	5	6	7
Novgorod Datacom Limited Liability Company	20, ul. Mikhaylova, Veliky Novgorod, 173000	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	04.03.2005	-	-

Data on the affiliated party after the amendment:

2	3	4	5	6	7
-	-	-	-	-	-

NOTIFICATION ON THE DATA THAT MAY HAVE A SIGNIFICANT INFLUENCE ON THE VALUE OF THE JOINT STOCK COMPANY'S SECURITIES
"CHANGES IN CORPORATE MANAGEMENT RATING"

1. General	
1.1. Full official name of the Issuer company:	*Open Joint-Stock Company North-West Telecom*
1.2. Abbreviated official name of the Issuer company:	*OJSC NWT*
1.3. Place of Issuer's business:	*14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, Russia*
1.4. Issuer's BSRN (Basic State Registration No.)	*1027809169849*
1.5. Issuer's TIN (Taxpayer's Identification No.)	*7808020593*
1.6. Unique Issuer's code assigned by the registering authority:	*00119-A.*
1.7. URL of the Internet page used by the Issuer to disclose information:	*http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html*
1.8. Name of the periodical (periodicals) used by the Issuer to publish information:	*Izvestiya – St.Petersburg newspaper*

2. Contents of the notification

2.1. Object of assigning the rating: *issuer*
2.2. Full official name of the organization that gave the credit rating: *Standard & Poor's*
2.3. Place of business of the organization that gave the credit rating: *55 Water Street New York, NY, United States, 10041 (central office)*
k.2, d, 4/7, ul. Vozdvizhenka, 7th floor, business centre "Mokhovaya", Moscow, 125009 (Moscow representative office)
2.4. Rating: *Corporate management rating according to the international scale*
2.5. Value of rating before the revision: *5*
2.6. Value of rating after the revision: *5*
2.7. Rating: *Corporate management rating according to the Russian national scale*
2.8. Value of rating before the revision: *5,0*
2.9. Value of rating after the revision: *5,4*
2.10. Other information: *Detailed information is available on the web-site of the rating agency (http://www.standardandpoors.ru)*

3. Signature

3.1. General Manager ¬__________________V.A. Akulich

3.2. Date 10th October 2005 Official seal

NOTICE ON THE DATA THAT MAY HAVE A SIGNIFICANT INFLUENCE ON THE VALUE OF THE JOINT STOCK COMPANY'S SECURITIES
"DISCLOSING BY THE JOINT-STOCK COMPANY INFORMATION ON ANNUAL FINANCIAL (BOOK-KEEPING) ACCOUNTS AND REPORTS PREPARED IN COMPLIANCE WITH THE INTERNATIONAL FINANCIAL REPORTING STANDARDS OR WITH THE USA GENERALLY ACCEPTED ACCOUNTING PRINCIPLES"

1. General	
1.1. Full official name of the Issuer company:	*Open Joint-Stock Company North-West Telecom*
1.2. Abbreviated official name of the Issuer company:	*OJSC NWT*
1.3. Place of Issuer's business:	*14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, Russia*
1.4. Issuer's BSRN (Basic State Registration No.)	*1027809169849*
1.5. Issuer's TIN (Taxpayer's Identification No.)	*7808020593*
1.6. Unique Issuer's code assigned by the registering authority:	*00119-A.*
1.7. URL of the Internet page used by the Issuer to disclose information:	*http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html*
1.8. Name of the periodical (periodicals) used by the Issuer to publish information:	*Izvestiya – St.Petersburg newspaper*

2. Contents of the notification

2.1. Type of the Issuer's financial (book-keeping) accounts and reports (consolidated or of a legal entity), prepared in compliance with the International Financial Reporting Standards (IFRS) or with the USA Generally Accepted Accounting Principles (US GAAP), as well as the reporting period for which the said financial (book-keeping) accounts and reports have been made up: *unaudited consolidated accounts and reports for the 6 months of 2005*

2.2. Date of sending (submitting) by the joint-stock company financial (book-keeping) accounts and reports to the appropriate authority (organization) regulating foreign securities market and/or other organizations in compliance with the foreign law for the purpose of its disclosing among the unlimited circle of persons: *28.10.2005*

2.3. Financial reporting standards used for preparation of the Issuer's financial (book-keeping) accounts and reports: *International Financial Reporting Standards (IFRS)*

2.4. No audit was carried out in respect of these financial accounts and reports

2.5. URL of the Internet-page used by the Issuer to disclose the said financial (book-keeping) accounts and reports and the summary part of the auditor's report:
http://www.nwtelecom.ru/pubsas/test--C7740C6CCBAA11D5AE4B0050045260BB/lang--/index.html

3. Signature

3.1. General Manager ¬___________________V.A. Akulich

3.2. Date 28th October 2005 Official seal

NOTIFICATION

ON THE ESSENTIAL FACT

"DATA ON ACCRUED AND (OR) PAID YIELD UNDER ISSUER'S SECURITIES", "DATA ON THE TIMING OF ISSUER'S EXECUTION OF ITS COMMITMENTS TO SECURITIES HOLDERS"

1. General	
1.1. Full official name of the Issuer company:	*Open Joint-Stock Company North-West Telecom*
1.2. Abbreviated official name of the issuer company:	*OJSC NWT*
1.3. Place of issuer's business:	*14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, Russia*
1.4. Issuer's BSRN (Basic State Registration No.)	*1027809169849*
1.5. Issuer's TIN (Taxpayer's Identification No.)	*7808020593*
1.6. Unique Issuer's code assigned by the registering authority:	*00119-A.*
1.7. Address of the Internet page used by the Issuer to disclose information:	*http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html*
1.8. Name of the periodical (periodicals) used by the Issuer to publish information:	*Izvestiya – St.Petersburg newspaper*

1.9. Code of the essential fact:	*0600119A05102005, 0900119A05102005*

2. Contents of the notification

2.1. Type, category, series and other identification characteristics of securities: *series 02 documentary non-convertible interest-bearing bonds payable to bearer, with obligatory centralized care*

2.2. The state registration number of the securities issue and the date of registration by the state: *4-02-00119-A of 08.07.2003;*

2.3. Name of the registering authority that effected the state registration of the securities issue: *Federal Commission for the Securities Market of Russia*

2.4. Issuer's management body taking the decision on determining the interest rate yielded by Bonds: *the amount of this (eighth) coupon yield under the 02 series Bonds of OJSC North-West Telecom has been determined by the Issuer according to the results of the auction held at MMVB (Moscow Interbank Currency Exchange) in compliance with the Decision on the Securities Issue approved by the Board of Directors of OJSC North-West Telecom on 10th June 2003;*

2.5. Date of taking the decision on determining (the procedure of determining) the interest (coupon) rate yielded by Bonds: *08.10.2003*

2.6. Date of making up the minutes of the meeting (session) of the issuer's management body taking the decision on determining (the procedure of determining) the interest (coupon) rate yielded by the Issuer's Bonds: *08.10.2003*

2.7. Total interest and (or) other income to be paid (which was to be paid) under the Issuer's series 02 Bonds in the eighth coupon period: *49,365,000 (forty nine million three hundred and sixty five thousand) roubles.*

interest and (or) other income to be paid (which was to be paid) per one of the Issuer's series 02 Bonds in the eighth coupon period: *32 (thirty two) roubles 91 kop.*

2.8. Form of yield payment on Issuer's securities: *money*

2.9. Due date of income payment under the Issuer's securities (yield (interest) under the Bonds): *05.10.2005*

2.10. Total (aggregate) amount of interest and (or) other yield paid under the 02 series Bonds of the Issuer: *409,860,000 (four hundred nine million eight hundred and sixty thousand) roubles*

2.11. Contents of the Issuer's commitment; amount of such commitment in monetary terms for

money obligations or other commitment that can be expressed in monetary terms: *payment of the eighth coupon yield under the Issuer's series 02 Bonds in the amount of 49,365,000 (forty nine million three hundred sixty five) roubles.*

2.12. Fact of Issuer's commitment execution or non-execution (default):

the commitments have been fully executed

2.13. In case of Issuer's default on an obligation, state the reason for such a default, and for a monetary liability that can be expressed in money terms, also state the amount of such a liability in money terms, to which it has not been fulfilled:

not applicable, the commitments have been fully executed

3. Signature	
3.1. General Manager ¬_________________V.A. Akulich	
3.2. Date 05th October 2005	Official seal

NOTIFICATION
ON THE ESSENTIAL FACT
"DATA ON RE-ORGANIZATION OF THE ISSUER, ITS SUBSIDIARIES AND AFFILIATES"

1. General	
1.1. Full official name of the Issuer company:	*Open Joint-Stock Company North-West Telecom*
1.2. Abbreviated official name of the issuer company:	*OJSC NWT*
1.3. Place of issuer's business:	*14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, Russia*
1.4. Issuer's BSRN (Basic State Registration No.)	*1027809169849*
1.5. Issuer's TIN (Taxpayer's Identification No.)	*7808020593*
1.6. Unique Issuer's code assigned by the registering authority:	*00119-A.*
1.7. Address of the Internet page used by the Issuer to disclose information:	*http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html*
1.8. Name of the periodical (periodicals) used by the Issuer to publish information:	*Izvestiya – St.Petersburg newspaper*

1.9. Code of the essential fact:	*0100119A05102005*

2. Contents of the notification

2.1. Form of reorganization: *affiliation*

2.2. Issuer's authorized management body taking the decision which is the ground for re-organization: *The decision of the sole participant of the Novgorod Datacom LLC No.01-05 dated 31st May 2005 in compliance with the decision of the Board of Directors of OJSC NWT - Minutes No.14-05 dated 31st May 2005*

2.3. Full and abbreviated official names of the reorganized legal entity: *Deitacom Limited Liability Company, Deitacom LLC*

2.4. Location: *20, ul. Mikhaylova, Veliky Novgorod, 173000*

2.5. Full and abbreviated official names of the legal entity which terminated its business as a result of reorganization:

Datacom Limited Liability Company, Datacom LLC

2.6. Location: *20, ul. Mikhaylova, Veliky Novgorod, 173000*

2.7. The Issuer's share of participation in the authorized (share) capital of the profit-making company established as a result of reorganization: *100%*

2.8. Date of reorganization:

2.8.1. The date of making an entry in the Single State Register of Legal Entities on termination of the business of affiliated legal entity): *03.10.2005*

2.9. Date on which the Issuer received written notice on the state registration of the legal entity established as a result of reorganization: *05.10.2005*

3. Signature	
3.1. General Manager ¬__________________V.A. Akulich	
3.2. Date 05th October 2005	Official seal

NOTIFICATION
ON THE ESSENTIAL FACT
"DATA ON THE TIMING OF COMMITMENTS EXECUTION TO SECURITIES HOLDERS"

1. General	
1.1. Full official name of the Issuer company:	*Open Joint-Stock Company North-West Telecom*
1.2. Abbreviated official name of the issuer company:	*OJSC NWT*
1.3. Place of issuer's business:	*14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, Russia*
1.4. Issuer's BSRN (Basic State Registration No.)	*1027809169849*
1.5. Issuer's TIN (Taxpayer's Identification No.)	*7808020593*
1.6. Unique Issuer's code assigned by the registering authority:	*00119-A.*
1.7. URLof the Internet page used by the Issuer to disclose information:	*http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html*
1.8. Name of the periodical (periodicals) used by the Issuer to publish information:	*Izvestiya – St.Petersburg newspaper*

1.9. Code of the essential fact:	*0900119A12102005*

2. Contents of the notification

2.1. Type, category, series and other identification characteristics of securities: *series 02 documentary non-convertible interest-bearing bonds payable to bearer, with obligatory centralized care*

2.2. The state registration number of the securities issue and the date of registration by the state: *4-02-00119-A of 08.07.2003;*

2.3. Name of the registering authority that effected the state registration of the securities issue: *Federal Commission for the Securities Market of Russia*

2.4. Contents of the Issuer's commitment: *execution of the Issuer's commitment to buy the Bonds provided for by the Decision on the issue of series 02 securities by OJSC NWT*

2.5. Amount of the commitment in money terms (total value of Bonds presented by their owners for redemption, taking into account the amount of accrued coupon yield): *61,052,930 roubles*

2.6. Date on which the Issuer's commitment must be fulfilled, and if the commitment must be fulfilled by the Issuer within a certain time (period), – the date of expiry of such a period: *12.10.05*

2.7. Fact of Issuer's commitment execution or non-execution (default):
the commitments have been fully executed

2.8. In case of Issuer's default on an obligation, state the reason for such a default, and for a monetary liability that can be expressed in money terms, also state the amount of such a liability in money terms, to which it has not been fulfilled:
not applicable, the commitments have been fully executed

3. Signature

3.1. General Manager ¬__________________ V.A. Akulich

3.2. Date 12th October 2005 Official seal

BALANCE SHEET

			CODES
		Form № 01 OCUD	0710001
as of	September 30, 2005	Date	26.10.2005
Company	ОАО "Северо-Западный Телеком"	OKPO	01166228
Tax indefinition number	780820593	TIN	780820593
Areas of activity	Communication	OKVED	64.20.11,12,22,3,21
Organizational and Legal form/form of Ownership	Joint stock company	OKOPF/OKFS	47/34
Unit of measure:	thousand roubles	OKEI	384
Adress:	14/26 ul. Gorokhovaya, St.Petersburg, 191186		
		Date of approval	27.10.2005
		Date of mailing (acceptance)	28.10.2005

ASSETS	Explanation	Code indexes	Line code	As of the beginning of the period under report	As of the end of the period under report
1	1a	2	2a	3	4
I. Non-curculation assets					
Intangible assets		110	110	457	70
Fixed assets		120	120	18 627 158	18 647 612
Capital investment		130	130	1 013 229	3 049 245
Profitability investment in stock of material		135	135	0	0
Long term financial investment		140	140	167 908	242 689
includes: investment in subsidaries			141	85 448	151 028
investment in associate companies			142	32 839	32 839
investment in other companies			143	30 887	42 426
other long-term financial investment			144	18 734	16 396
Deferred tax assets		145	145	494 888	334 416
Other non-curculation assets		150	150	1 703 977	1 901 678
Total for section I		190	190	22 007 617	24 175 710

ASSETS	Explanation	Code indexes	Line code	As of the beginning of the period under report	As of the end of the period under report
1	1a	2	2a	3	4
II.Curculation assets					
Resource		210	210	520 116	469 809
includes: raw material, material and other similuar value		211	211	302 280	305 992
expenditures in work-in-process (turnover costs)		213	213	143	1 226
finished products and goods for resale		214	214	11 140	9 260
shipped goods		215	215	604	
deffered expences		216	216	205 949	153 331
other stock and expences		217	217	0	0
Value added tax on acquired values		220	220	1 110 785	1 058 883
Account receviable (expected in over 12 months after date of the report)		230	230	67 447	56 812
includes: customers and principal		231	231	9 399	8 502
advance receivable			232	2 047	669
other debtors			233	56 001	47 641
Account receviable (expected 12 mths after date of report)		240	240	1 391 311	1 817 271
includes: customers and principal		241	241	1 151 031	1 415 479
advance receivable			242	72 333	99 078
other debtors			243	167 947	302 714
Short-term financial investment		250	250	15 689	162 044
Money funds		260	260	239 782	250 326
Other curculation assets		270	270	319	6 315
Total for section II		290	290	3 345 449	3 821 460
BALANCE (sum of lines 190+290)		300	[illegible]		

LIABILITY	Explanation	Code indexes	Line code	As of the beginning of the period under report	As of the end of the period under report
1	1a	2	2a	3	4
III. Capital and reserves					
Authorized capital		410	410	1 131 415	1 131 415
Add capital		420	420	8 126 713	8 092 702
Reserve capital		430	430	46 897	56 571
Own shares, repay from shareholders		411	440	(0)	(0)
Undistributed profit (uncover loss) of past years		470	460	5 299 818	4 986 362
Undistributed profit (loss) of the period under report		470	470	X	1 614 623
Total for section III		490	**490**	14 604 843	15 881 673
IV. Long-term liability					
Credits and loans		510	**510**	2 808 434	5 434 496
includes:					
credits			511	2 576 939	2 231 046
loans			512	231 495	3 203 450
Deferred tax liabilities		515	515	590 675	636 787
Other long term liabilities		520	520	1 131 204	595 843
Total for section IV		590	**590**	4 530 313	6 667 126
V. Short term liabilities					
Credits and loans		610	**610**	2 025 180	1 609 037
includes:					
credits			611	495 641	5 774
loans			612	1 529 539	1 603 263
Credit receviable,		620	**620**	3 450 767	2 921 942
includes:					
vendors and supliers		621	621	1 906 210	1 540 365
advance receviable		625	622	373 662	252 173
debt to staff		622	623	142 375	178 945
debt to state non budget funds		623	624	69 112	88 028
debt to tax and fees		624	625	409 429	376 089
other creditors		625	626	549 979	486 342
Indebtedness to participants (founders) on income payment		630	630	18 070	181 129
Deferred income		640	640	78 677	77 711
deferred costs reserve		650	650	645 216	658 552
Other long term liabilities		660	660	0	0
Total for section V		690	**690**	6 217 910	5 448 371
BALANCE (sum of lines 490+590+690)		700	**700**	25 353 066	27 997 170

Note about values, accountant on under balance sheets

Name of index	Explanation	Code indexes	Line code	As of the beginning of the period under report	As of the end of the period under report
1	1a	2	2a	3	4
Leased fixed assets		910	901	966 532	856 806
including those under leasing		911	911	320 893	204 298
Stock accepted for custody		920	902	56 606	78 917
Goods, accepted to commision		930	903	7 492	9 954
Insolvent debtor's indebtedness writen-off to loss		940	904	670 173	487 709
Received liability and payment collaters		950	905	22 165	21 562
Received liabilities and payment receivable		960	906	5 301 448	3 338 560
Wear of residential fund		970	907	7 606	7 324
Wear of external improvments and other similar facilities		980	908	3 083	3 237
Funds for payment for telecommunication services			909	57 372	92 887

Inquiry of net wealth cost

Name of index	Explanation	Code indexes	Line code	As of the beginning of the period under report	As of the end of the period under report
1	1a	2	2a	3	4
Net assets			1000	14 683 520	15 959 384

Head of the company ______________ **V.A. Akulich**
(signature) (signature explanation)

Chief account _______ **M.M.Semchenko**
(signature) (signature explanation)

October 27, 2005

Profit and loss statement

			CODES
		Form № 02 OKUD	0710002
As of	9 months year 2005	Date	26.10.2005
Company	North-West Telecom	OKPO	01166228
Tax indefication number	7808020593	TIN	7808020593
Areas of activity	communication	OKVED	64.20.11,12,22,3,21
Organizatioal and legal form/form of Ownership	Joint stock company	OKPF/OKFS	47/34
Units of measure:	thousand roubles	OKEI	384

Index	Explanation	Index code	Line code	As for the period under report	As for simular period of the previous year
1	1a	2	2a	3	4
I. Income and expences for normal activity					
Procceds (net) from sales of goods, products, jobs and services (less the VAT)		010	010	14 792 199	12 710 980
Including that from communication services			011	14 337 443	12 291 835
Prime cost of sold goods, products, works and services		020	020	(11 268 967)	(9 894 597)
services			021	(11 070 420)	(9 718 667)
Profit (loss) from sales (line 010 - 020)		050	**050**	3 523 232	2 816 383
II. Operating income and expences					
Interest receivable		060	060	80 873	22 972
Interest paybale		070	070	(501 420)	(255 187)
Income from participation in other organizations		080	080	5 961	1 750
Other operating income		090	090	186 417	487 373
Other operating expences		100	100	(952 502)	(1 153 532)
III. Income and expenses from source other than sales					
Income from sources other than sales		120	120	451 470	305 613
Expences for sources other than sales		130	130	(437 168)	(552 372)
Income (loss) before taxes (lines.050+060-070+080+090-100+120-130)		140	**140**	2 356 863	1 673 000
Expences for tax on profit (lines -151+/-152+/-153) including:			**150**	(742 083)	(535 518)
hold over tax liabiliities		142	151	(46 205)	(103 549)
hold over tax actives		141	152	(63 981)	41 469
Current profit tax		150	153	(631 897)	(473 438)
Income (loss) from normal activity (lines 140-150)			**160**	1 614 780	1 137 482

Index	Explanation	Index code	Line code	As for the period under report	As for simular period of the previous year
1	1a	2	2a	3	4
IV. Extraordinary income and expences					
Extraordinary incomes			170	995	1 947
Extraordinary expences			180	(1 152)	(548)
NET PROFIT (Nondistributed profit (loss) ot the period under report (lines19001+19002)		190	**190**	1 614 623	1 138 881
NOTES					
Conditional expences/income under profit tax			201	(560 015)	(401 858)
Constant tax liabilities		200	202	(186 473)	(149 040)
Constant tax assets		200	203	4 405	15 380

Index	Explanation	Index code	Line code	As for the period under report	As for simular period of the previous year
1	1a	2	2a	3	4
Base profit (loss) per share			301	X	X
Water profit (loss) per share			302	X	X

*** Filled in annual account report**

Explanation of profit and loss items

Index	Index code	Line code	As for the period under report		As for simular period of the previous year
			profit	loss	profit
1	1a	2	3	4	5
Fines, penalties, and forfeits, which have been acknowledged or for which (arbitration) court awards on recovery have been received		401	27 122	(1 718)	18 801
Profit (loss) pf the past years		402	29 457	(55 583)	163 930
Indemnification for losses inflicted by failure to fulfil or to fulfil duty the obligations		403	1 737	(1 505)	2 050
Exchange rates of foreign currency transaction		404	20 723	(4 105)	66 769
Reduction to the reserve fund		405	122 230	(29 064)	102 575
Writing off accounts receivable and payable with expired limitation period		406	7 818	(6 697)	2 459

Head of the company __________ V.A. Akulich   **Chief accountant** ________ M.M. Semchenko

(signature) (signature explanation)   (signature) (signature explanation)

October 27, 2005

OJSC North-West Telecom

Unaudited
Consolidated Financial Statements

For the 6 months that expired on 30th June 2005

Unaudited
Consolidated Financial Statements

For the 6 months that expired on 30th June 2005

Contents

OJSC North-West Telecom
Unaudited Consolidated Balance Sheet as of 30th June 2005
(in thousands roubles)

	No.	30th June 2005	31st December 2004 (audited)
ASSETS			
Non-current assets			
Fixed Assets	2	**22 700 786**	22 037 788
Intangible assets and goodwill	3	**2 268 733**	2 225 919
Financial investments in associated companies	5	**86 817**	85 046
Long-term financial investments	6	**656 931**	656 990
Long-term accounts receivable and other financial assets		**25 407**	37 139
Long-term issued advances		**744 149**	313 351
Total non-current assets		**26 482 823**	25 356 233
Current assets			
Inventory holdings	7	**349 878**	322 901
Accounts receivable	8	**1 446 530**	1 173 279
Current income tax asset		**168 682**	147 588
Short-term financial investments	6	**10 020**	7 366
Other current assets	9	**1 169 271**	1 303 520
Cash and cash equivalents	10	**1 233 318**	253 389
Total current assets		**4 377 699**	3 208 043
TOTAL ASSETS		**30 860 522**	28 564 276
EQUITY AND LIABILITIES			
Preferred stock	11	621 739	621 739
Common stock	11	**2 233 765**	2 233 765
Treasury stock		**(54 634)**	(60 822)
Additional capital, retained earnings and other reserves		**14 221 785**	13 532 720
Total equity related to shareholders of the group's parent company		**17 022 655**	16 327 402
Minority interest		**27 547**	27 448
Total equity			
Long-term liabilities			
Long-term credits and loans	13	**4 691 068**	3 180 399
Finance lease long-term liabilities		**393 628**	485 426
Pension provision liabilities		**1 205 031**	1 141 963
Deferred income		**176 996**	216 557
Deferred income tax liability		**1 263 427**	1 171 626
Total long-term liabilities		**7 730 150**	6 195 971
Current liabilities			
Accounts payable and accrued liabilities	14	**1 355 607**	2 059 483
Accounts payable to OJSC Rostelecom		**161 109**	159 245
Current income tax accounts payable		**5 405**	155 121
Taxes payable and social security payable	15	**772 233**	809 692
Dividends payable		**355 614**	18 278
Short-term credits and loans		**646 442**	140 595
Share of long-term credits and loans to be repaid within the year	13	**2 588 320**	2 465 835
Current portion of obligations under finance leases		**195 440**	205 206

Total current liabilities	**6 080 170**	6 013 455
Total liabilities	**13 810 320**	
TOTAL EQUITY AND LIABILITIES	**30 860 522**	28 564 276

V.A. Akulich, ___________ Chief executive officer Chief accountant ______________ M.M. Semchenko

The accompanying notes form an integral part of these consolidated financial statements

OJSC North-West Telecom
Unaudited Consolidated Profit and Loss Report
for 6 months of 2005

(in thousands of roubles)

	No.	6 months of 2005	2004 (audited)
Income	16	9 912 906	15 407 400
Wages, other pays and social deductions		(3 137 578)	(5 412 328)
Wear and depreciation		(1 071 890)	(2 079 404)
Materials, repairs and maintenance, utilities		(941 276)	(1 431 405)
Taxes other than income tax		(216 401)	(346 152)
Communication operators charges – international companies		(233)	(1 279)
Communication operators charges – Russian companies		(1 742 583)	(2 909 848)
(Expenditure) restoration of doubtful debts reserve		47 272	(361 557)
Profit (loss) from withdrawal of fixed assets		(74 387)	23 130
Other operating expenses	17	(956 254)	(1 369 764)
Operating profit		1 819 576	1 518 793
Profit from interest in associated companies		1 764	3 710
Interest expenses, net	18	(364 394)	(325 797)
Profit from financial investments		2 328	31 643
Foreign exchange gain, net		15 585	21 313
Profit before taxes		1 474 859	1 249 662
Profit tax		(449 170)	(540 520)
Profit for the period under report		1 025 689	709 142
Profit related to shareholders of the group's parent company		1 024 712	705 318
Profit related to minority shareholders of subsidiaries		977	3 824
Profit for the period under report		1 025 689	709 142

V.A. Akulich, ___________ Chief executive officer Chief accountant ______________ M.M. Semchenko

The accompanying notes form an integral part of these consolidated financial statements

OJSC North-West Telecom
Notes to the Unaudited Consolidated Financial Statements
for 6 months of 2005

1. General

The unaudited Consolidated Financial Statements of OJSC North-West Telecom ("Company") and its subsidiaries (jointly referred to as the "Group") have been prepared for 6 months of 2005.

Principles of preparing the unaudited Consolidated Financial Statements

The financial statements of OJSC North-West Telecom for 6 months of 2005 according to IFRS are presented as the balance sheet, profit and loss report and notes to the financial statements. These statements do not contain all disclosures required according to IFRS, however, their volume are sufficient to obtain an idea of the financial standing and the results of the Company's activities for 6 months of 2005.

Statements for 6 months according to IFRS are presented by OJSC North-West Telecom for the first time; such reports have never been presented by OJSC North-West Telecom before. These reports are unaudited consolidated financial statements of OJSC North-West Telecom. No procedures of audit, review or other similar procedures will be performed in respect of these statements. At the same time, taking into account the experience of OJSC North-West Telecom in the field of presenting reports according to IFRS, the Company considers that users of the financial statements can rely on these statements.

OJSC North-West Telecom and its subsidiaries and dependent companies keep records in Russian roubles and make up financial statements in compliance with the Federal Law of the Russian Federation "On Accounting". These unaudited consolidated financial statements of OJSC North-West Telecom have been prepared on the basis of the unaudited financial statements of OJSC North-West Telecom and its subsidiaries and dependent companies made up in the format complying with the International Financial Reporting Standards taking into account the assumptions listed below.

Restrictions and assumptions in the financial statements of OJSC North-West Telecom for 6 months of 2005

In preparing these unaudited consolidated financial statements, OJSC North-West Telecom used less procedures than could have been used in preparing annual consolidated financial statements. In this context, OJSC North-West Telecom has used some assumptions, including those concerning the fair value of assets and liabilities of acquired subsidiaries and dependent companies, the value of pension provision liabilities, deferred income, fixed assets depreciation reserves, inventory holdings and accounts receivable. The actual figures of the financial reporting for the year that expired on 31st December 2005 may differ from the figures of these financial statements, as there might have been some adjustments of the information on assumptions used by the Company and some other new information might have appeared.

These unaudited consolidated financial statements do not contain any information on comparable figures of the financial statements for 6 months of 2004. For comparison purposes, the Group presents audited financial figures for the year that expired on 31st December 2004 and as of 31st December 2004.

The content of the notes to the unaudited consolidated financial statements of OJSC North-West Telecom do not disclose fully all the information, the disclosure of which is required for compliance with the International Financial Reporting Standards. The content of the notes to the annual consolidated financial statements of OJSC North-West Telecom may disclose information in a volume larger than disclosed in these unaudited consolidated financial statements of OJSC North-West Telecom.

Regroupings for the previous periods

Some amounts in the audited consolidated balance sheet as of 31st December 2004 were regrouped for comparison with the presentation of the figures for the current intermediate period.

2. Fixed Assets

Fixed assets are taken into account at the cost of acquisition or construction less the accumulated wear and impairment.

Depreciation of fixed assets shall be calculated by the straight-line method. Periods of depreciation approximately equal to the estimated useful lives of each group of assets are presented below:

Buildings and facilities	20-50 years
Analogue switches	10-20 years
Digital switches	10-15 years
Other telecommunications equipment	10-20 years
Vehicles	5 years
Computers, office and other equipment	3-5 years
Land plots	Are not depreciated

For the purposes of information disclosure, fixed assets are grouped as follows:

- Land plots, buildings and facilities
- Switches and transmitting devices
- Construction in progress and equipment to be installed
- Other fixed assets, including computers, vehicles and other equipment.

The period of validity of the Company's operating licenses is significantly shorter than the useful lives used for depreciation of the cost of property, plant and equipment. Taking into account the existing Russian legislation in the field of licensing and the previous experience, management believes that the operating licenses will be renewed without significant cost, which would allow the Company to realize the cost of its property, plant and equipment through normal operations.

Construction in progress is recorded as the total of actual expenses incurred by the Company from the beginning of construction to the reporting date. Accrual of depreciation begins when fixed assets are put into operation.

Interest on loans received for the funding of the construction of fixed assets is capitalized as part of the cost of the related asset during the period required to complete the construction and prepare the asset for its intended use. Other loan expenses are recorded in the profit and loss report.

The costs of maintenance and repairs are included in the expenses as they are done. Costs of renovations and betterments are capitalized, while replaced assets are written off. Any gains or losses resulting from assets writing off are included in the financial results, as they are written off.

IAS 36 "Impairment of Assets" requires that the recoverable amount of an asset, including property, plant and equipment, should be estimated whenever there is an indication that the assets may be impaired.

The book value of fixed assets is analyzed for impairment in case of any events or change of circumstances, as a result of which the book value of fixed assets may be not recoverable. If there is such an indicator and the book value exceeds the estimated recoverable figure, the value of assets of units generating the receipt of cash flows, then the book value is lessened to their recoverable value. The recoverable amount of the assets is equal to the higher of the net selling price and the value in further use. In assessing value in use, the estimated future cash flows are discounted using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows, the recoverable amount is determined for the cash–generating unit to which the asset belongs. Impairment expenses are recorded in the profit and loss report.

	Land plots, buildings and facilities	Switches and transmitting devices	Construction in progress and equipment to be installed	Vehicles and other fixed assets	Total
Depreciated cost as of 31st December 2004	10 057 802	10 018 358	220 879	1 740 749	**22 037 788**
Depreciated cost as of 30th June 2005	9 789 532	9 669 629	1 514 918	1 726 707	**22 700 786**

The Company has used the exception allowed by IFRS 1, which permits organizations to assess fixed assets as of the date of switching over to IFRS at fair value and to use such fair value as the actual value of fixed assets. Management believes that the book value of all fixed assets of the Company is approximately comparable to their fair value.

In 2004 the Company engaged an independent appraiser to confirm the fair value of fixed assets. As of the date of the issue of the enclosed financial statements, the respective work was not completed. Since then, a considerable progress has been made in the assessment work, and the Company expects that it will be completed soon and thus the expectations of management will be ether confirmed or adjusted.

As of 30th June 2005 the depreciated value of fixed assets transferred to the Company under finance leases was 1 001 599 thousand roubles (2004 – 1 075 643 thousand roubles). The Company uses the fixed assets received under contracts of finance lease as a security for respective lease liabilities.

3. Intangible Assets

Intangible assets are capitalized at the acquisition cost.

Received licenses and software are amortized in equal parts over their estimated useful lives determined equal to the term of the license or the license agreement for software. Other intangible assets are amortized in the same way.

Should any signs of a reduction in the value of intangible assets be found, the book value of each asset is assessed and, if a reduction in the value is found, the book value is immediately reduced to the recoverable amount.

	Goodwill	Licenses	Software	Other	Total
Depreciated cost as of 31st December 2004	862 402	4 251	1 356 178	3 088	**2 225 919**
Depreciated cost as of 30th June 2005	916 171	6 952	1 342 346	3 264	**2 268 733**

Goodwill arising on the acquisition of OJSC Lensvyaz and OJSC Svyaz of the Republic of Komi is not amortized. However, it is analyzed for impairment on the annual basis.

4. Subsidiaries

The presented consolidated financial statements include the assets, liabilities and results of the operation of the Company and its subsidiaries listed below:

Name	Principal activity	Interest/percentage of voting shares	
		30th June 2005	31st December 2004
AMT LLC	Consulting services	100%	100%
Artelecom Service LLC	Company's assets leasing	77%	77%
Novgorod Datacom LLC	Communication services	100 %	-
Kolatelecom CJSC	Communication services	50%	50%
Parma-Inform LLC	Communication services	50%	50%

IK Svyaz CJSC	Consulting services	100%	100%
Novgorod Datacom LLC	Communication services	100 %	52%

All the above companies are Russian legal entities registered in accordance with Russian legislation and have the same fiscal year as the Company.

In March 2005, in compliance with the decision of the Board of Directors dated 21st January 2005, the Company acquired the 100% share in Novgorod Datacom LLC and the remaining 48% % share in Novgorod Deitacom LLC (see Note 8) for 63 429 thousand roubles and 4 527 thousand roubles respectively.

5. Financial investments in associated companies

The Company's investments in associates as of 30th June 2005 and 2004 comprised the following:

Name of company	Area of activities	30th June 2005		31st December 2004	
		Percentage of voting shares	Carrying value	Percentage of voting shares	Carrying value
WestBalt Telecom CJSC	Communication services	28%	43 650	28%	42 011
Insurance CJSC Medexpress	Insurance services	35%	26 855	35%	26 854
Northern Clearing Chamber CJSC	Payment clearing systems	20%	16 306	20%	16 181
CJSC Parma Telecom	Construction and maintenance of trunk-call offices	34%	34	34%	34
Other			23		23
Impairment of financial investments in associated companies			(51)		(57)
Total			**86 817**		**85 046**

All the above companies are Russian legal entities registered in accordance with the legislation of the Russian Federation and have the same fiscal year as the Company.

6. Long-term and short-term investments

The Company's investments as of 30th June 2005 and 2004 comprised the following:

	30th June 2005	31st December 2004
Long-term investments held-to-maturity	8 000	8 000
Long-term investments available-for-sale	648 931	648 990
Total long-term finance investments	**656 931**	**656 990**
Short-term investments held-to-maturity	10 020	7 366
Total investments	**666 951**	**664 356**

As of 30th June 2005 and 2004 investments held-to-maturity included a long-term deposit of 8,000.

The Company's investments available-for-sale as of 30th June 2005 and 2004 comprised the following:

Name of company	30th June 2005		31st December 2004	
	Ownership interest	Fair value	Ownership interest	Fair value
OJSC Telecominvest	15 %	615 336	15 %	615 336
Other long-term finance investment		72 396		87 298
Impairment in value of other finance investments		(38 801)		(53 644)
Total investments available-for-sale		**648 931**		**648 990**

Other long-term investments comprise minor investments of the Company in the equity of a number of commercial entities incorporated in the Russian Federation.

7. Inventory holdings

The Company's inventory holdings as of 30th June 2005 and 2004 comprised the following:

	30th June 2005	**31st December 2004**
Cable, materials and spare parts for telecommunications equipment	146 937	134 758
Finished products and goods for sale	10 805	12 272
Tools, working clothes and other inventories	192 136	176 161
Reserve against impairment of inventories		(290)
Total	**349 878**	**322 901**

As of 30th June 2005 no inventory holdings had been used as a security against credits or loans.

8. Accounts receivable

The Company's accounts receivable as of 30th June 2005 and 2004 comprised the following:

	30th June 2005	**31st December 2004**
Trade receivables – telecommunication services	2 390 668	2 110 063
Trade receivables – other	134 433	93 099
Allowance for doubtful accounts	(1 078 571)	(1 029 883)
Total	**1 446 530**	**1 173 279**

The Company identified trade receivables for telecommunication services by the following major customer groups:

	30th June 2005	**31st December 2004**
Residential customers	1 861 434	1 672 668
Corporate customers	366 270	320 779
Government customers	162 964	116 616
Total	**2 390 668**	**2 110 063**

The Company invoices its governmental and corporate customers for telecommunication services in roubles on a monthly basis. For residential customers, the Company sends monthly payment requests and substantially relies upon these customers to remit payments in time based on the received payment requests. All customer payments are based upon tariffs denominated in roubles in effect at the time the calls are made. In limited circumstances, the

Company has billed and collected penalties associated with delays in payment and has been able to obtain certain payments through the Arbitrage Courts.

9. Other current assets

The Company's other current assets as of 30th June 2005 and 2004 comprised the following:

	30th June 2005	**31st December 2004**
VAT recoverable	740 484	953 640
Deferred expenses	172 804	160 909
Other payments and current assets	95 173	86 461
Prepayments and advance payments	123 465	70 987
Settlements with personnel	18 987	13 262
Other prepaid taxes	18 358	18 261
Total	**1 169 271**	**1 303 520**

10. Cash and cash equivalents

The Company's cash and cash equivalents as of 30th June 2005 and 2004 comprised the following:

	30th June 2005	**31st December 2004**
Cash at bank and on hand	183 231	252 993
Short-term deposits with original maturities of three months or less	1 050 087	396
Total	**1 233 318**	**253 389**

As of 30th June 2005 the Company had no restrictions as to spending the money on its bank accounts.

11. Authorized capital

All shares permitted for issue and issued shares listed in the table below have been completely paid for. All issued shares have a par value of 1 rouble per share. Of all the shares issued as of 30th June 2005 ordinary shares made 77.87 % and Class A preferred shares made 22.13 %. The difference between the total par value and the total carrying value reflects the inflation effect for the previous years. The number of stated, but not floated, ordinary and preferred shares is 6 098 (6 098 in 2004) and 32 486 (32 486 in 2004).

The ordinary shareholders are allowed one vote per share. Class A preferred shares entitle their holder to participation in general meetings of the shareholders without the right of vote, except for taking decisions on the issues of reorganization and liquidation of the Company and introducing amendments and additions to the Articles of Association of the Company, that could restrict the rights of the holders of preferred shares. Preferred shares do not entitle their holder to demand redemption of shares or their conversion, however, they entitle the holder to getting a noncumulative dividend to the amount of 10% of the net profit according to the data of the accounts and reports made up in compliance with the Russian accounting rules.

The annual amount of dividends on Class A preferred shares may not be less than dividends on ordinary shares. Thus, holders of preferred shares participate in profits on a par with holders of ordinary shares, therefore preferred shares are taken into account for the purposes of calculating profit per share. When the Company does not pay dividends or when the Company has not received profit after a year's operation, holders of preferred shares get the right of vote in respect of all issues included in the terms of reference of the general meeting of the shareholders.

The par value of all issued ordinary and preferred shares as of 30th June 2005 did not change as compared to the year 2004 and is 881 045 thousand roubles and 250 369 thousand roubles respectively.

12. Earnings (loss) per share

Earnings per share are calculated by dividing the net income attributable to ordinary shareholders by the weighted average number of ordinary shares circulating during the reporting period, except for the weighted average number of ordinary shares acquired by the Company and reflected as redeemed own shares.

	30th June 2005	31st December 2004
Weighted average number of issued preferred shares (thousands)	250 369	214 076
Weighted average number of issued ordinary shares (thousands)	881 045	772 100
Adjustment by the weighted average number of redeemed own shares (thousands)	(3 104)	(3 894)
Weighted average number of issued ordinary and preferred shares (thousands)	1 128 310	982 282
Net income	**1 024 742**	**705 318**
Earnings per share (basic/diluted)	**0.91**	**0.72**

There are no diluted instruments, therefore, the basic earnings per share are equal to the diluted earnings per share.

13. Debts under credits and loans

Short-term debts

The Company's short-term debts as of 30th June 2005 and 2004 in respect of credits and loans comprised the following:

	Interest rate (%):	30th June 2005	31st December 2004
Bank loans (roubles)	9.5 – 15%	563 674	113 411
Vendor financing (US Dollars)	8 – 10%	260	17 785
Interest payable under bank loans, bonds in roubles, promissory notes and credits of vendors		82 508	9 399
Total short-term borrowings		**646 442**	**140 595**

Long-term debts

The Company's long-term debts as of 30th June 2005 and 2004 in respect of credits and loans comprised the following:

	Interest rate	30th June 2005	31st December 2004
Bank loans (roubles)	9.7 – 13.5%	1 929 684	2 962 900
Bank loans (euros)	3 – 8.5%	184 096	194 753
Total bank loans		**2 113 780**	**3 157 653**
Bonds (roubles)		**4 451 166**	**1 500 288**

Vendor financing (roubles)	6.5 - 9%	846	2 107
Vendor financing (US dollars)	6.5 - 9%	489 663	701 608
Vendor financing (euros)	6.5 - 9%	155 098	214 360
Total vendor financing		**645 607**	**918 075**
Promissory notes (roubles)		5 390	1 649
Promissory notes (US dollars)	6 – 8.5%	20 568	28 000
Promissory notes (euros)		25 211	24 688
Total promissory notes		**51 169**	**54 337**
Other loans (roubles)		10 517	6 745
Other loans (US dollars)		7 149	9 136
Total other loans		**17 666**	**15 881**
Less: current portion of long-term borrowings		**(2 588 320)**	**(2 465 835)**
Total long-term borrowings		**4 691 068**	**3 180 399**

Long-term borrowings include the debt in respect of interest to the amount of 5,243 thousand roubles as of 30th June 2005 (7 637 in 2004). As repayment of the said debt in respect of interest is not expected before the year 2006, it has been classified as a long-term debt.

14. Accounts payable and accrued liabilities

The Company's accounts payable and other current liabilities as of 30th June 2005 and 2004 comprised the following:

	30th June 2005	31st December 2004
Wages and reimbursement payable	510 179	744 359
Settlements with vendors and contractors for deliveries of equipment and capital construction	174 583	676 454
Subscribers' advances	277 969	351 472
Trade accounts payable	310 114	238 576
Other accounts payable	82 762	48 622
Total	**1 355 607**	**2 059 483**

Other accounts payable include accounts payable to the Nonprofit partnership, for voluntary property insurance and trade union dues.

15. Taxes payable and social security payable

The Company's short-term taxes payable as of 30th June 2005 and 2004 comprised the following:

	30th June 2005	31st December 2004
Value added tax	490 744	496 015
Single social tax	147 631	199 154
Property tax	86 059	85 930

Tax on income of individuals	41 545	23 698
Other taxes	6 254	4 895
Total	**772 233**	**809 692**

Value added tax of 354 009 thousand roubles (352 060 thousand roubles in 2004) is payable to tax authorities only after payment is received from buyers or after the respective accounts receivable are written off.

16. Income

By types of income	6 months of 2005	2004
Income from local phone calls	3 887 990	5 582 458
Long-distance phone calls	2 587 801	4 184 802
International phone calls	761 337	1 368 668
Services to Russian telecommunication operators	515 813	809 428
Other communication services	496 918	785 350
New services	493 405	681 103
Installation and connection fee	353 251	630 953
Broadcasting and telecasting	162 528	231 463
Data transmission services and telematic services	117 527	197 976
Provision of telephone channels for use	115 975	110 860
Document telecommunication	27 334	58 136
Other services	393 027	766 203
Total	**9 912 906**	**15 407 400**

The Company recorded realization by the following basic groups of clients:

By groups of clients	6 months of 2005	2004
Residential customers	5 911 979	8 032 289
Corporate customers	3 191 458	5 258 248
Government customers	808 721	1 112 094
Budget – tariff compensation	748	1 004 769
Total	**9 912 906**	**15 407 400**

17. Other operating expenses, net

	6 months of 2005	2004
Payments to the Nonprofit partnership	59 599	128 042
Prime cost of sold goods	25 971	90 022
Bank service fee	62 020	88 587
Current assets retirement	12 648	60 600
Agent's remuneration	45 931	55 836
Charity and sponsorship fees	16 629	33 317
Civil defense	19 934	32 786
Expenses for training	21 151	30 407
Profit from writing off punitive interest on the credit of CJSC Vnesheconombank		(115 103)

Penalty	(1 385)	(19 084)
Profit from writing off accounts payable upon expiry of the period of limitation of the statement of claim	(3 248)	(4 547)
General and administrative expenses	576 758	909 359
Other losses, net	120 246	79 542
Total	**956 254**	**1 369 764**

18. Interest expenses, net

	6 months of 2005	**2004**
Interest income	(49 369)	(12 954)
Interest expenses	483 054	320 895
Interest expenses accrued under finance leases	73 379	136 784
Less: Capitalized interest	(142 670)	(118 928)
Total	**364 394**	**325 797**